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EXHIBIT 12 - COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratio data)

                                         Nine Months Ended
                                           September 30,                                  Year Ended December 31,
                                       ------------------------    ----------------------------------------------------------------
                                          2003          2002          2002          2001            2000        1999         1998
                                       ----------    ----------    ----------    -----------     ----------    --------    --------
Income (loss) before income taxes,
   equity in earnings of
   non-consolidated affiliates and
   extraordinary item                  $1,598,708    $  892,421    $1,191,261    $(1,259,390)    $  688,384    $220,213    $117,922
Dividends and other received from
   nonconsolidated affiliates               8,477         3,207         6,295          7,426          4,934       7,079       9,168
                                       ----------    ----------    ----------    -----------     ----------    --------    --------

Total                                   1,607,185       895,628     1,197,556     (1,251,964)       693,318     227,292     127,090

Fixed Charges
Interest expense                          294,455       326,652       432,786        560,077        413,425     192,321     135,766
Amortization of loan fees                       *         9,535        12,077         14,648         12,401       1,970       2,220
Interest portion of rentals               244,891       210,787       293,831        270,653        150,317      24,511      16,044
                                       ----------    ----------    ----------    -----------     ----------    --------    --------

Total fixed charges                       539,346       546,974       738,694        845,378        576,143     218,802     154,030

Preferred stock dividends
Tax effect of preferred dividends              --            --            --             --             --          --          --
After tax preferred dividends                  --            --            --             --             --          --          --
                                       ----------    ----------    ----------    -----------     ----------    --------    --------

Total fixed charges and preferred
   dividends                              539,346       546,974       738,694        845,378        576,143     218,802     154,030

Total earnings available for payment
   of fixed charges                    $2,146,531    $1,442,602    $1,936,250    $  (406,586)    $1,269,461    $446,094    $281,120
                                       ----------    ----------    ----------    -----------     ----------    --------    --------

Ratio of earnings to fixed charges           3.98          2.64          2.62             **           2.20        2.04        1.83
                                       ----------    ----------    ----------    -----------     ----------    --------    --------

Rental fees and charges                   699,689       602,249       839,516        773,293        429,476     306,393     200,550
Interest component                             35%           35%           35%            35%            35%          8%          8%

* Amortization of loan fees is included in Interest expense beginning January 1, 2003.

** For the year ended December 31, 2001, fixed charges exceeded earnings before income taxes and fixed charges by $1.3 billion.